FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 14, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2014 to December 31, 2014 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 14, 2015]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of December 31, 2014
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 28, 2014)		40,000,000	28,000,000,000
(Period of repurchase: from November 13, 2014 to January 16, 2015)
Repurchases during this reporting month (Date of repurchase)	(Date)
	Dec 11	702,100	488,985,390
	Dec 15	1,683,000	1,164,097,290
	Dec 16	1,380,400	941,792,080
	Dec 17	1,433,000	983,385,700
	Dec 18	1,327,800	921,167,420

Total	—	6,526,300	4,499,427,880

Aggregate shares repurchased as of the end of this reporting month		6,526,300	4,499,427,880
Progress of share repurchase (%)		16.3	16.1

2.	Status of disposition

	as of December 31, 2014
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date)
	Dec 1	47,000	2,871,000
	Dec 2	523,100	3,790,100
	Dec 3	181,800	2,439,800
	Dec 4	80,500	5,362,500
	Dec 5	62,800	4,224,800
	Dec 8	152,000	3,125,000
	Dec 9	105,700	3,377,700
	Dec 10	65,100	10,995,100
	Dec 11	71,700	1,855,700
	Dec 12	10,700	1,794,700
	Dec 15	11,300	2,836,300
	Dec 16	37,300	7,215,300
	Dec 17	2,000	596,000
	Dec 18	285,400	582,400
	Dec 19	110,100	1,001,100
	Dec 22	2,000	596,000
	Dec 24	3,900	300,900
	Dec 25	92,500	1,874,500
	Dec 26	605,200	605,200
	Dec 30	14,000	14,000

Subtotal	—	2,464,100	55,458,100

Total	—	2,464,100	55,458,100

3.	Status of shares held in treasury

as of December 31, 2014
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	177,439,356